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                                                                   Exhibit 15(b)

                             DISTRIBUTION AGREEMENT


         This Agreement, entered into as of the day and date first written below, by and between Gradison Cash Reserves Trust ("GCR") with respect to its Gradison-McDonald U.S. Government Reserves series ("GM-US") and McDonald & Company Securities, Inc. ("McDonald").

                                   WITNESSETH

         WHEREAS, GCR is an open-end diversified management investment company registered under the Investment Company Act of 1940 and GM-US is a series of GCR; and

         WHEREAS, GM-US has in effect a Distribution Expense Plan ("Plan") pursuant to which it may make payments as provided therein;

         WHEREAS, McDonald wishes to provide assistance in connection with the distribution of shares of GM-US and receive payments as described below;

         NOW THEREFORE, GCR and McDonald agree as follows:

         1. McDonald will act as the distributor of shares of GM-US. As agent for GM-US, McDonald will arrange for sale of shares of GM-US. McDonald shall not receive a fee for arranging for such sales other than as set forth below.

         2. McDonald shall receive from GM-US a service fee in the annual amount of .10 of 1% of the average daily net assets of GM-US for providing personal services to shareholders of GM-US, including shareholder liaison services such as responding to shareholder inquiries and providing information to customers about their GM-US accounts.

         3. GCR's obligation to make payments hereunder is contingent upon the continuance of GM-US' Plan.

         4. This Agreement shall remain in effect for one year from its adoption date and may be continued from year to year thereafter only if it is approved at least annually by a majority vote of the trustees of GCR, including a majority of the trustees who are not "interested persons" of GCR and who have no direct or indirect financial interest in the operation of the Plan or in any related agreement ("Independent Trustees"), cast in person at a meeting called for the purpose of voting on agreement.



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         5. This Agreement may be terminated without penalty at any time by a majority vote of the Independent Trustees or by vote of a majority of the outstanding voting securities of GM-US.

         6. No payment shall be made to McDonald to the extent that when added to any other payments made pursuant to Section 2 of GM-US' Plan, the total payments under the Plan would exceed .20% of the Fund's average daily assets on an annualized basis or such lower amount as may be established by a majority of the Independent Trustees of GCR any time by five days' written notice to McDonald. Any reduction in the maximum amount of payments to be made pursuant to this Agreement shall be effective immediately but shall not affect any sums owed to McDonald for any time period preceding such reduction.

         7. This Agreement may be terminated by McDonald by written notice to GCR.

         8. All notices to be delivered pursuant to this Agreement shall be delivered in person or by registered or certified mail to the addresses of the parties as specified below.

         9. In the event of termination of this Agreement, any sums due McDonald prior to termination will be paid within ten days after the end of the month in which such termination occurs.

         10. This Agreement shall terminate automatically in the event of its assignment (within the meaning of the Investment Company Act of 1940, as amended) unless such automatic termination shall be prevented by an order of exemption from the Securities and Exchange Commission. This Agreement shall be construed in accordance with the laws of the State of Ohio.

         11. The obligations set forth in this Agreement as having been made by GCR have been made by the trustees of GCR, acting as such trustees pursuant to the authority vested in them under the laws of the State of Massachusetts and the Declaration of Trust dated October 20, 1981. This Agreement has been executed by officers of GCR as officers under the Declaration of Trust, not individually, and the trustees, officers, employees, agents of GCR and shareholders of GM-US shall not be personally bound or liable hereunder, but only the trust estate of GCR, as provided in the Declaration of Trust, shall be bound or liable hereunder. No resort shall be had to the private property of any trustee, officer, employee, agent of GCR or shareholder of GM-US for satisfaction of any obligation or claim relating to this Agreement.

         IN WITNESS WHEREOF, GCR and McDonald have each caused this Agreement to be executed on its behalf as of the 24th day of September, 1993.


McDonald & Company Securities, Inc.




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800 Superior Avenue
Cleveland, Ohio 44114

BY William Summers

Gradison Cash Reserves Trust
580 Walnut Street
Cincinnati, Ohio 45202

BY Donald E. Weston